SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
IVAX CORPORATION
(Name of Subject Company (issuer))
IVAX CORPORATION (Issuer)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.5% Convertible Senior Subordinated Notes due 2008
(Title of Class of Securities)
CUSIP Nos. 465823 AG 7, 465823 AE 2 and U4608RAB1
(CUSIP Number of Class of Securities)
Steven D. Rubin, Esq.
Senior Vice President, General Counsel and Secretary
IVAX Corporation
4400 Biscayne Boulevard
Miami, Florida 33137
(305) 575-6000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Alison W. Miller, Esq.
Stearns Weaver Miller Weissler
Alhadeff & Sitterson, P.A.
150 West Flagler Street, Suite 2200
Miami, Florida 33130
(305) 789-3200
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$235,238,037.63	$25,170.47

*	For the purpose of calculating the filing fee only, this amount represents the maximum aggregate purchase price payable in connection with a change in control repurchase offer for the 4.5% Convertible Senior Subordinated Notes due 2008 pursuant to the applicable indenture, calculated as the sum of (a) $231,107,000, representing 100% of the principal amount of the notes outstanding, plus (b) $4,131,037.63, representing accrued and unpaid interest on the notes through April 7, 2006.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Pursuant to the terms of and subject to the conditions set forth in the Indenture dated as of May 4, 2001 between IVAX Corporation (“IVAX”) and U.S. Bank National Association, formerly U.S. Bank Trust National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated as of January 26, 2006 among IVAX, the Trustee and Teva Pharmaceutical Industries Limited, as guarantor (“Teva”), and the Second Supplemental Indenture dated as of January 26, 2006 among IVAX, the Trustee and Teva, as guarantor (as so supplemented, the “Indenture”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by IVAX with respect to the right of each holder of IVAX’ 4.5% Convertible Senior Subordinated Notes due 2008 (the “Notes”) to sell to IVAX, and the obligation of IVAX to repurchase from each holder who exercises this right, the Notes pursuant to the terms and conditions of the Notice of a Change in Control and Offer to Purchase dated February 22, 2006 (as may be amended or supplemented from time to time, the “Offer to Purchase”) attached hereto as Exhibit (a)(1), the Indenture and the Notes (the “Offer”). A Change in Control (as defined in the Indenture) with respect to IVAX occurred on January 26, 2006 when IVAX merged with a wholly owned subsidiary of Teva (the “Merger”) and the Board of Directors of IVAX was replaced.
     The Offer will expire at 5:00 p.m., Eastern time, on Friday, March 24, 2006, unless extended or earlier terminated pursuant to a requirement of applicable law. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.
ITEM 1. SUMMARY TERM SHEET.
The information in the Offer to Purchase under the headings “Summary Term Sheet” is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a)	Name and address. The issuer of the securities subject to the Offer to Purchase is IVAX Corporation, a Florida corporation. IVAX’ executive offices are located at 4400 Biscayne Boulevard, Miami, Florida 33137. IVAX’ telephone number is (305) 575-6000.

(b)	Securities. The subject class of securities is the Notes. The aggregate principal amount of the Notes outstanding is $231,107,000.

(c)	Trading market and price. There is no established trading market for the Notes. However, the Notes are convertible partially into Teva American Depositary Receipts (“ADRs”). Teva’s ADRs trade on the NASDAQ National Market under the symbol “TEVA.” The quarterly high and low trading prices for the underlying Teva ADRs are set forth in the Offer to Purchase under the heading “Price Range of Notes and Teva ADRs; Dividends” which is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) Name and address. IVAX is the filing person. The business address and telephone number of IVAX are set forth under Item 2(a) above.
The executive officers of IVAX are:

Phillip Frost, M.D.	Chief Executive Officer
George S. Barrett	President
William S. Marth	Executive Vice President
Thomas E. Beier	Senior Vice President — Finance and Chief Financial Officer
Thomas E. McClary	Vice President — International Finance and Chief Accounting Officer
The directors of IVAX are:
George S. Barrett
William S. Marth
Richard Egosi
The address for each of the executive officers and directors of IVAX is the same as the address for IVAX.
IVAX is wholly owned and controlled by Teva. Teva is a pharmaceutical company that develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Teva is organized under the laws of Israel and its business address and telephone number are 5 Bazel Street, P.O. Box 3190, Petach Tikva 49131, Israel, 972-3-926-7267.
The executive officers of Teva are:

Israel Makov	President and Chief Executive Officer
George S. Barrett	Group Vice President — North America and President and CEO — Teva North America
Amir Elstein	Group Vice President — Specialties Product Management
William A. Fletcher	Chairman, Teva North America
Chaim Hurvitz	Group Vice President — International
Dr. Itzhak Krinsky	Corporate Vice President — Business Development
Moshe Manor	Group Vice President — Global Innovative Resources
Dr. Gerard Van Odijk	Group Vice President Europe, and President and CEO Teva Pharmaceuticals Europe B.V.
Eli Shohet	Chief Integration Officer (Ivax) and Vice President CEE
Bruria Sofrin	Corporate Vice President — Human Resources
Dan S. Suesskind	Chief Financial Officer
Dr. Ben-Zion Weiner	Chief R&D Officer
Jacob Winter	Group Vice President — Global Generic Resources
Aharon Yaari	Group Vice President — Global API Division
Yehuda Arad	Vice President — Safety and Environment
Dr. Shmuel Ben-Zvi	Vice President — Planning, Economics & IT
Doron Blachar	Vice President — Finance
Rodney Kasan	Vice President and Chief Technology Officer
William S. Marth	President & CEO — Teva Pharmaceuticals USA, Inc.
Michael Netz	Vice President — Global Products Division
Dr. Shosh Neumann	Vice President — Product Portfolio Management
Christopher Pelloni	Vice President — Global Generic R&D
Dr. Irit Pinchasi	Vice President — Global Innovative R&D
Dr. David Reisman	Vice President — Israel Pharmaceutical Operations
Dr. Aharon Schwartz	Vice President — Strategic Business Planning and New Ventures
Judith Vardi	Vice President — Israel Pharmaceutical Sales
Ron Grupel	Internal Auditor
Uzi Karniel	General Counsel and Corporate Secretary
The directors of Teva are:
Eli Hurvitz
Dr. Phillip Frost
Ruth Cheshin
Abraham E. Cohen
Leslie L. Dan
Prof. Meir Heth
Prof. Moshe Many
Dr. Leora (Rubin) Meridor
Dr. Max Reis
Carlo Salvi
Prof. Michael Sela
Dov Shafir
Prof. Gabriela Shalev
David Shamir
Harold Snyder
The address for each of the executive officers and directors of Teva is the same as the address for Teva.
ITEM 4. TERMS OF THE TRANSACTION.
(a) Material Terms.
(1) Tender Offers. The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Terms of the Offer,” “Acceptance of Notes for Payment,” “Expiration, Extension, Amendment, Termination or Withdrawal of the Offer,” “Procedures for Tendering Notes,” “Conditions of the Offer,” and “United States Federal Income Tax Consequences” is incorporated herein by reference.
(2) Mergers or Similar Transactions. Not applicable.
(b) Purchases. To the best knowledge of IVAX, IVAX will not purchase any Notes from any of its or Teva’s officers, directors or affiliates pursuant to the Offer to Purchase. Dr. Phillip Frost, Chief Executive Officer of IVAX and Vice Chairman of Teva, owns certain Notes that are subject to this Offer. See Item 8(a) below.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Agreements involving the subject company’s securities.
     The Notes are governed by the Indenture.
     In addition, IVAX and Teva are also parties to certain supplemental indentures relating to other IVAX convertible debt securities whereby Teva has guaranteed such securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) Purposes. The information set forth in the Offer to Purchase under the headings “The Offer to Purchase” and “Summary Term Sheet” is incorporated herein by reference.
(b) Use of securities acquired. The Notes acquired in the transaction will be retired.
(c) Plans. Except for restructurings in connection with Teva’s acquisition of IVAX, as have occurred prior to the date of the Offer to Purchase and as set forth in the Offer to Purchase, IVAX is not aware of any plans, proposals or negotiations that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving IVAX or any or all of its subsidiaries; (ii) a purchase, sale, or transfer of a material amount of assets of IVAX or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of IVAX; (iv) any change in the present Board of Directors or management of IVAX; (v) any other material change in the corporate structure or business of IVAX; (vi) a class of equity security of IVAX being delisted from a national securities exchange; (vii) a class of equity security of IVAX becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of IVAX’ obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of any material amount of additional securities of IVAX or the disposition of securities of IVAX or (x) any change in IVAX’ Articles of Incorporation, as amended, or By-Laws or any actions which could impede the acquisition of control of IVAX. IVAX’ reporting obligations under the Exchange Act were terminated in connection with the merger, although IVAX may be required to file an Annual Report on Form 10-K for the year ended December 31, 2005. This potential requirement is subject to a pending SEC no action request.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) Source of Funds. The information in the Offer to Purchase under the heading “Summary Term Sheet” and “Source and Amount of Funds” is incorporated herein by reference.
(b) Conditions. None.
(c) Expenses. Not applicable.
(d) Borrowed funds. None.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) Securities ownership. To the best knowledge of IVAX, none of the Notes are beneficially owned by directors, officers or affiliates of IVAX, except for Dr. Phillip Frost, Chief Executive Officer of IVAX and Vice Chairman of Teva, who beneficially owns approximately $20.0 million aggregate principal amount of Notes.

(b) Securities transactions. On January 9, 2006, IVAX purchased $50,499,000 in aggregate principal amount of Notes for an aggregate purchase price equal to $50,839,868, representing the outstanding principal amount of such Notes plus $340,868 in accrued and unpaid interest on such Notes. The foregoing transaction occurred in connection with an offer to purchase, similar to the Offer contemplated by this Schedule TO, which was required when a Change in Control occurred with respect to IVAX on October 27, 2005 when the shareholders of IVAX approved the merger of IVAX with a wholly owned subsidiary of Teva.
     On December 26, 2005, IVAX converted $85,000 in aggregate principal amount of the Notes for 2,652 shares of IVAX common stock. On January 26, 2006, IVAX converted $2,209,000 in aggregate principal amount of the Notes for 68,935 shares of IVAX common stock. These conversions were made under the original terms of the Indenture.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Solicitations or recommendations. None.
ITEM 10. FINANCIAL STATEMENTS.
     IVAX does not believe it is required to include financial information due to the fact that this information is not material to holders of the Notes because, among other reasons, the consideration offered consists solely of cash, the Offer is not subject to any financing condition and the offer is for all outstanding Notes.
(b) Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
(a) Agreements, regulatory requirements and legal proceedings. None.
(b) Other material information. None.
ITEM 12. EXHIBITS.

(a)(1)	Notice of Change in Control and Offer to Purchase dated February 22, 2006.
(a)(5)(i)	Press Release dated February 22, 2006.
(a)(5)(ii)	Notice Published in The New York Times and The Wall Street Journal.
(d)(1)	Indenture dated May 4, 2001 by and between IVAX Corporation and U.S. Bank National Association, as trustee (Incorporated by reference to IVAX Corporation’s Registration Statement on Form S-3 dated July 31, 2001.)
(d)(2)	First Supplemental Indenture dated as of January 26, 2006 among IVAX Corporation, Teva Pharmaceutical Industries Limited, as guarantor, and U.S. Bank National Association, as trustee.
(d)(3)	Second Supplemental Indenture dated January 26, 2006 among IVAX Corporation, Teva Pharmaceutical Industries Limited, as guarantor, and U.S. Bank National Association, as trustee.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2006	IVAX CORPORATION
	By:	/s/ Steven D. Rubin
		Name:	Steven D. Rubin
		Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a)(1)	Notice of Change in Control and Offer to Purchase dated February 22, 2006.
(a)(5)(i)	Press Release dated February 22, 2006.
(a)(5)(ii)	Notice Published in The New York Times and The Wall Street Journal.
(d)(2)	First Supplemental Indenture dated as of January 26, 2006 among IVAX Corporation, Teva Pharmaceutical Industries Limited, as guarantor, and U.S. Bank National Association, as trustee.
(d)(3)	Second Supplemental Indenture dated January 26, 2006 among IVAX Corporation, Teva Pharmaceutical Industries Limited, as guarantor, and U.S. Bank National Association, as trustee.